May 17, 2010

VIA EDGAR AND OVERNIGHT MAIL

Mr. David R. Humphrey

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Altria Group, Inc.
Form 10-K for the year ended December 31, 2009
Filed February 24, 2010
File No. 1-08940

and

Definitive Proxy on Schedule 14A
Filed April 9, 2010

Dear Mr. Humphrey:

We are transmitting herewith Altria Group, Inc.’s (the “Company”) response to the comment letter of the staff (“Staff”) of the Division of Corporation Finance dated May 4, 2010 (the “Comment Letter”) relating to the Company’s Form 10-K for the year ended December 31, 2009 filed on February 24, 2010 and Definitive Proxy on Schedule 14A filed on April 9, 2010.

Set forth below are the Company’s responses to the Comment Letter. For ease of reference, we have reproduced the comments in your letter in italics, as numbered, before each response.

Altria Group, Inc.

6601 West Broad Street, Richmond, VA 23230

Mr. David R. Humphrey

Securities and Exchange Commission

May 17, 2010

Form 10-K (Fiscal Year Ended December 31, 2009)

2009 Annual Report

Management’s Discussion and Analysis

Critical Accounting Policies

Revenue Recognition, page 82

1.	Reference is made to your schedule of valuation and qualifying accounts on page S-1. We note the significant increase in the charges associated with the allowance for returned goods in fiscal 2009. Please describe the nature of, and the reasons for, this increase. Clarify the extent to which you expect the increase to continue. Consider whether additional disclosures may be appropriate.

RESPONSE:

The increase in the charges associated with the allowance for returned goods in fiscal 2009 is due primarily to the Company’s January 6, 2009 acquisition of UST LLC (“UST”), whose direct and indirect wholly-owned subsidiaries include U.S. Smokeless Tobacco Company LLC (“USSTC”). USSTC sells moist smokeless tobacco products with expiration dates relative to freshness and accepts authorized sales returns from its customers for products that have exceeded such dates. USSTC records an accrual for estimated future sales returns of moist smokeless tobacco products based upon historical experience, current sales trends and other factors, in the period in which the related products are delivered.

The Company does not expect the significant year-over-year increase to continue. The Company will provide additional disclosures in future filings if material.

Depreciation, Amortization and Intangible Asset, page 83

2.	In future filings please expand the last paragraph under this heading to disclose the amount of goodwill assigned to each of your reporting units. We note you disclose the estimated fair values of the reporting units’ goodwill and intangible assets did not differ significantly from the time of acquisition in January 2009 and there were no significant changes in the fair value (for the cigars reporting unit) from the 2008 annual impairment testing. In future filings please consider expanding the disclosure to indicate the percentage by which the fair value exceeded the carrying value as of the most recent impairment testing date. In this regard, disclosure should be made as to whether any of your reporting units are at risk of failing step one of the goodwill impairment testing if the fair value is not substantially in excess of the carrying value and thus resulting in potential impairment charges.

Mr. David R. Humphrey

Securities and Exchange Commission

May 17, 2010

RESPONSE:

In future annual filings, the Company will expand the disclosure to provide the amount of goodwill assigned to each reporting unit. In addition, in future annual filings, the Company will either disclose the fact that the fair value of a reporting unit is substantially in excess of the carrying value as of the most recent impairment testing date, or, to the extent that the fair value of a reporting unit is not substantially in excess of the carrying value, the Company will expand the disclosure to indicate the percentage by which the fair value exceeds the carrying value.

Financial Review, page 100

3.	We note that you had a working capital deficit as of December 31, 2009, in contrast to the prior period balance sheet. That working capital deficit persists as of March 31, 2010. In future filings, as applicable, please discuss the reasons for, and the potential implications of, this deficit.

RESPONSE:

The working capital deficit at December 31, 2009 and March 31, 2010 is due to the Company’s decision to maintain lower cash on hand than previous periods. As disclosed in the “Debt and Liquidity” section of Management’s Discussion & Analysis included in our 2009 Annual Report on page 101, the Company believes it has adequate liquidity and access to financial resources to meet its anticipated obligations in the foreseeable future.

In future filings, as applicable, the Company will discuss the reasons for, and the potential implications of, this deficit.

Definitive Proxy on Schedule 14A

Annual Incentives, page 35

4.	In future filings, please quantify the net earnings, total shareholder return, and earnings per share targets that must be achieved in order for your executive officers to earn their incentive compensation.

RESPONSE:

In future filings, after considering the potential for competitive harm, the Company will quantify the net earnings, total shareholder return, and earnings per share targets (or any other applicable performance objectives) that were required to be achieved

Mr. David R. Humphrey

Securities and Exchange Commission

May 17, 2010

in order for our named executive officers to earn their annual incentive compensation disclosed in the Company’s proxy statement.

* * * *

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

If there is any additional information or materials that we might provide to assist the Staff’s review, please call me at 804-274-7543.

Sincerely,

/s/ Linda M. Warren
Linda M. Warren
Vice President and Controller